SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)1

AJS Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

001503 101
(CUSIP Number)

Thomas R. Butkus
14757 South Cicero Ave
Midlothian, Illinois 60455
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

March 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

____________________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 001503 101	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas R. Butkus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 103,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 103,888
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001503 101	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Patricia Butkus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,613
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,613
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,613
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 001503 101	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS A.J. Smith Federal Savings Bank Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,548
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,548
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 001503 101	Page 5 of 10 Pages

Item 1.	Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of AJS Bancorp, Inc. ("Issuer").  The address of the principal executive offices of the Issuer is 14757 South Cicero Ave, Midlothian, Illinois 60455.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item.  If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

This statement is being filed by Thomas R. Butkus.  As of the date hereof, Thomas R. Butkus beneficially owned, or had the right to acquire within 60 days, 103,888 shares, or 4.7%, of the Issuer’s common stock.  Patricia Butkus, Mr. Butkus’ spouse, owned 8,613 shares, or 0.4%, of the Issuer’s common stock.  Additionally, he is deemed to beneficially own 43,548 shares, or 2.0%, of the Issuer’s common stock held by the A.J. Smith Federal Savings Bank Profit Sharing Plan (the “Plan”) for which he has shared investment and voting control.

(a)	Name:

Thomas R. Butkus
Patricia Butkus
A.J. Smith Federal Savings Bank Profit Sharing Plan

(b)	Residence or Principal Address:

Thomas R. Butkus
8311 West 145th Place
Orland Park, IL 60462

Patricia Butkus
8311 West 145th Place
Orland Park, IL 60462

A.J. Smith Federal Savings Bank Profit Sharing Plan
14757 South Cicero Ave.
Midlothian, Illinois 60455

CUSIP NO. 001503 101	Page 6 of 10 Pages

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Thomas R. Butkus
Chairman, President and Chief Executive Officer
AJS Bancorp, Inc.
14757 South Cicero Ave.
Midlothian, Illinois 60455

Patricia Butkus
No current employment.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

Thomas R. Butkus and Patricia Butkus have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

Thomas R. Butkus and Patricia Butkus have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

Thomas R. Butkus and Patricia Butkus are U.S. citizens.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto.  Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation.  If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission.  If the securities were acquired other than by purchase, describe the method of acquisition.

CUSIP NO. 001503 101	Page 7 of 10 Pages

The majority of the shares were obtained as a result of the mutual-to-stock conversion of the Issuer’s predecessor. An additional 13,067 shares were purchased by Mr. Butkus in the Company’s stock offering, which closed on October 9, 2013.  Additional shares were granted to Mr. Butkus in the Issuer’s employee stock ownership plan and stock-based incentive plan in connection with his role as Chairman, President and Chief Executive Officer. Mr. Butkus was also awarded options to purchase shares of common stock from the Issuer’s stock-based incentive plan.

Item 4.	Purpose of the Transaction

State the purpose or purposes of the acquisition of securities of the issuer.  Describe any plans or proposals which the reporting persons may have which relate to or would result in:

As Chairman, President and Chief Executive Officer of the Issuer, Mr. Butkus regularly explores potential actions and transactions which may be advantageous to the Issuer including, but not limited to, possible mergers, acquisitions, reorganizations and other material changes to the business, corporate structure, board of directors, management, dividends, policies, governing instruments, capital structure, securities, regulatory and reporting obligations of the Issuer.  Except as noted above, Thomas R. Butkus has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP NO. 001503 101	Page 8 of 10 Pages

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

As of the date hereof, Thomas R. Butkus beneficially owned 156,049 shares of the Issuer’s common stock.

(b)
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Name	Sole Voting	Shared Voting	Sole Disposition	Shared Disposition
Thomas R. Butkus	103,888	—	103,888	—
Patricia Butkus	8,613	—	8,613	—
A.J. Smith Federal Savings Bank Profit Sharing Plan	—	43,548	—	43,548

CUSIP NO. 001503 101	Page 9 of 10 Pages

(c)
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§.13d-191), whichever is less, by the persons named in response to paragraph (a).

The following transactions were effected by or on behalf of Thomas R. Butkus during the past sixty days:

Date	Shares	Price

03/29/15	5,000	N/A (options to acquire shares of common stock to become exercisable in 60 days)

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.
Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) §240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None.

CUSIP NO. 001503 101	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2015

/s/ Thomas R. Butkus
Thomas R. Butkus, as an individual and on behalf of the A.J. Smith Federal Savings Bank Profit Sharing Plan /s/ Patricia Butkus
Patricia Butkus, as an individual